UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39591

iHuman Inc.

(Registrant’s Name)

Floor 8, Building B,
No. 1 Wangjing East Road,
Chaoyang District, Beijing 100102

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

iHuman Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

In May 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s best knowledge, no shareholder other than Academy Management Ltd., Lei Hong DP Holding Ltd. and HPF Fusion Holding Ltd. owned more than 5% of the Company’s total outstanding ordinary shares as of March 31, 2023.

•	Academy Management Ltd. is a private company incorporated in the British Virgin Islands company wholly owned by Beans Holding Ltd. The entire interest in Beans Holdings Ltd. is held by a trust for the benefit of Mr. Hanfeng Chi, Mr. Jianfeng Chi and Mr. Michael Yufeng Chi, and their families. Mr. Michael Yufeng Chi has the sole power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Academy Management Ltd. As of March 31, 2023, Academy Management Ltd. beneficially owned 144,000,000 Class B ordinary shares of the Company, representing 54.5% of the Company’s total outstanding ordinary shares and 92.3% of the Company’s aggregate voting power.
•	Lei Hong DP Holding Ltd. is a private company incorporated in the British Virgin Islands company wholly owned by Hong Lei Holding Ltd. The entire interest in Hong Lei Holding Ltd. is held by a trust that is controlled by Mr. Peng Dai for the benefit of Mr. Peng Dai. As of March 31, 2023, Lei Hong DP Holding Ltd. beneficially owned 16,000,000 Class A ordinary shares of the Company, representing 6.1% of the Company’s total outstanding ordinary shares and 1.0% of the Company’s aggregate voting power.
•	HPF Fusion Holding Ltd. is a private company incorporated in the British Virgin Islands company beneficially owned by Mr. Tian Liang. As of March 31, 2023, HPF Fusion Holding Ltd. beneficially owned 16,000,000 Class A ordinary shares of the Company, representing 6.1% of the Company’s total outstanding ordinary shares and 1.0% of the Company’s aggregate voting power.

The aggregate voting power of the shareholders listed above was 94.3% as of March 31, 2023. Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 25, 2023 for more details.

In addition, the Company is not aware of any governmental entity of mainland China that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iHuman Inc.

By	:	/s/ Vivien Weiwei Wang
Name	:	Vivien Weiwei Wang
Title	:	Director and Chief Financial Officer

Date: April 25, 2023